UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER 000-52709
FORM 12b-25	CUSIP NUMBER 82936F103
NOTIFICATION OF LATE FILING

(Check One): (X) Form 10-K ☐ Form 20-F ☐ Form 11-K  Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________

PART I – REGISTRANT INFORMATION
Sino Fibre Communications, Inc. Full Name of Registrant
_____________________ Former Name if Applicable
405 Lexington Avenue, 26thFl Address of Principal Executive Office (Street and Number)
New York, NY 10174 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, and restatement of the audited financial statements could not be filed within the prescribed time period.

Reading International, Inc. is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2008 by the scheduled filing deadline because of a delay in receipt of draft appraisals from third parties that are required to complete our internal evaluation required for the report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel Mckinney (Name)	+852 (Area Code)	3101-7366 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sino Fibre Communications, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009	By:	/s/ Daniel Mckinney
Daniel Mckinney, Chief Executive Officer